FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person
      Robinson III                 James                         D
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       (Last)                      (First)                    (Middle)
      126 East 56 Street, 22nd Floor
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                                  (Street)
      New York                    New York                      10022
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
      ScreamingMedia Inc. SCRM
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
      August 2000
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (X) Director
    ( ) 10% Owner
    ( ) Officer (give title below)
    ( ) Other (specify title below)
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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (X) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)

      (i) Common Stock

      (ii)  Common Stock
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2.  Transaction Date (Month/Day/Year)

      (i)   8/8/00

      (ii)  8/8/00___________
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3.  Transaction Code (Instr. 8)

      (i)   C

      (ii)  C
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      (i)   A

      (ii)  A

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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

          584,481
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

            I
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

      See fn. 1 and 2.
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

      i.    Series C Convertible Preferred Stock
      ii.   Series C Convertible Preferred Stock
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2.  Conversion or Exercise Price of Derivative Security

      i.    1 for 1
      ii.   1 for 1

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3.  Transaction Date (Month/Day/Year)

      i.    8/8/00
      ii.   8/8/00

4.  Transaction Code (Instr. 8)

      i. C: The shares of Series C automatically converted into shares of common stock of the issuer upon the closing of the isuer's initial public offering.

      ii. C: The shares of Series C automatically converted into shares of common stock of the issuer upon the closing of the isuer's initial public offering.
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

      i.    87,022 (D)
      ii.   497,459 (D)
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6.  Date Exercisable and Expiration Date (Month/Day/Year)

      i.    Immediately
      ii.   Immediately
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

      i.    Common Stock; 87,022
      ii.   Common Stock; 497,459
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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

      i.    0
      ii.   0
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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

      i.    I; See fn. 1.
      ii.   I; See fn. 2.
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:


fn 1. : Securities owned by RRE Ventures Fund II, L.P. and to which Mr. Robinson expressly disclaims beneficial ownership.

fn. 2.: Securities owned by RRE Ventures II, L.P. and to which Mr. Robinson expressly disclaims beneficial ownership.





     /s/ James Robinson
   -------------------------------------           ----------------
   **  SIGNATURE OF REPORTING PERSON                     DATE

_____________________________                      September 8, 2000

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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